UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.      )*

Under the Securities Exchange Act of 1934

The Walt Disney Company

(Name of Issuer)

Common Stock
(Title of Class of Securities)

254687106
(CUSIP Number)

July 2, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254687106	Schedule 13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS Laurene Powell Jobs Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 128,566,602 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 128,566,602 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,566,602 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The Laurene Powell Jobs Trust acts through its trustee, Laurene Powell Jobs.
(2)
Based on the 1,699,563,381 shares of common stock of The Walt Disney Company (“Common Stock”) outstanding as of January 28, 2015, as reported in The Walt Disney Company’s Quarterly Report on Form 10-Q for the period ended December 27, 2014, filed with the Securities and Exchange Commission (“SEC”) on February 3, 2015.

CUSIP No. 254687106	Schedule 13G	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS Laurene Powell Jobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 130,181,925 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 130,181,925 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,181,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (2)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 128,566,602 shares of Common Stock held by the Laurene Powell Jobs Trust; (ii) 461,521 shares of Common Stock held by the Eve Claire Jobs Trust; (iii) 461,521 shares of Common Stock held by the Erin Jobs Trust; (iv) 461,521 shares of Common Stock held by the Reed Paul Jobs Trust; and (v) 230,760 shares of Common Stock held by the Lisa Nichole Brennan-Jobs Trust (collectively, the “Trusts”).  Laurene Powell Jobs is the sole trustee of each of the Trusts.

(2)
Based on the 1,699,563,381 shares of Common Stock outstanding as of January 28, 2015, as reported in The Walt Disney Company’s Quarterly Report on Form 10-Q for the period ended December 27, 2014, filed with the SEC on February 3, 2015.

CUSIP No. 254687106	Schedule 13G	Page 4 of 6 Pages

Item 1(a)	Name of Issuer:

The Walt Disney Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 South Buena Vista Street Burbank, California 91521

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by the Laurene Powell Jobs Trust and Laurene Powell Jobs (each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of the Laurene Powell Jobs Trust is:
c/o CTC myCFO 2200 Geng Road, Suite 100 Palo Alto, CA 94303

The address of the principal business office of Laurene Powell Jobs is:
c/o CTC myCFO 2200 Geng Road, Suite 100 Palo Alto, CA 94303

Item 2(c)	Citizenship:

See Row 4 of cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

254687106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 254687106	Schedule 13G	Page 5 of 6 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)	Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)	Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 254687106	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2015
Laurene Powell Jobs Trust

By:	/s/ Laurene Powell Jobs
Laurene Powell Jobs
Trustee

/s/ Laurene Powell Jobs
Laurene Powell Jobs